Exhibit 99.2

0

RADA ELECTRONIC INDUSTRIES LTD.

7 GIBOREI ISRAEL STREET
NETANYA 42504, ISRAEL

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Herzle Bodinger and Sarit Molcho, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.015 per share, of RADA Electronic Industries Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Thursday, October 18, 2012 at 10:00 a.m. (Israel time) at the principal offices of the Company, 7 Giborei Israel Street, Netanya 42504, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR THE NOMINEES FOR CLASS A DIRECTOR AND OUTSIDE DIRECTOR AND PROPOSAL 3 SET FORTH ON THE REVERSE.

(Continued and to be signed on the reverse side)

14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

RADA ELECTRONIC INDUSTRIES LTD.

October 18, 2012

Please sign, date and mail

your proxy card in the

envelope provided as soon

as possible.

i Please detach along perforated line and mail in the envelope provided. i

00003300333000000000 9	101812

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE NOMINEES FOR CLASS A DIRECTOR AND OUTSIDE DIRECTOR AND PROPOSAL 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		1.	To reelect two Class A directors for terms expiring at the Company’s 2015 Annual General Meeting of Shareholders.
			NOMINEES:	FOR	AGAINST	ABSTAIN
			Roy Kui Chuen Chan	☐	☐	☐

			Ben Zion Gruber	☐	☐	☐

		2.	To reelect two outside directors each for a third three-year term.

NOMINEES:
				FOR	AGAINST	ABSTAIN
			Eli Akavia	☐	☐	☐

			Nurit Mor	☐	☐	☐

		3.	To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2012 and to authorize the Company’s Board of Directors to determine their compensation, pursuant to the recommendation of the Company’s Audit Committee.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.